Mail Stop 3561

      December 13, 2005

VIA U.S. MAIL AND FAX 630-798-3333
Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One  Tellabs Center
1415 W. Diehl Road
Naperville, Illinois  60563

	Re:	Tellabs, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
		Form 10-Q for the Quarter Ended September 30, 2005
		Filed November 9, 2005
		File No. 0-9692

Dear Mr. Dite:

      We have reviewed your supplemental response letter dated November 30, 2005 as well as your filings and have the following comments. As noted in our comment letter dated October 19, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004
Exhibit 13:  Tellabs` 2004 Annual Report

Critical Accounting Policies

	Goodwill, page 23

1. We note your response to our prior comment 1. In order that we may better understand the CODM`s management approach over Access Products, Broadband Networking, and Core Products, please provide us samples of reports prepared by, or on behalf of, their respective EVPs, for the CODM`s review, as contained in the following:

a. Reports submitted to the CODM at the regular three-hour biweekly meeting
b. Ad hoc reports prepared to aid the CODM in select decision-making between the biweekly meetings
c. CFO`s presentation package to the BOD
d. Mid-quarter forecasts provided to the Board and the related update from each EVP
e. Earnings call preparation package
f. CFO`s Quarterly Operating Review which includes "functional information" as they relate to the subject EVPs.

Since our comment letter relates to your 2004 fiscal year, please provide us copies of reports during that period. If the report content currently required of the EVPs of Global Sales and Service,
Transport Products, and Broadband Products has changed since 2004, please describe the nature of the changes, and the reports added/ deleted for the CODM`s review. We may have additional comments following our review of the requested reports.

Form 10-Qs of September 30, 2005

Results of Operations

Income taxes, page 14

2. Please tell us if you have completed your evaluation of the tax effects of the repatriation provision. Refer to paragraphs 9-10 of FSP 109-2.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.













      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



c.c. James M. Sheehan, General Counsel and Chief Administrative
Officer



















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Mr. James Dite
Tellabs, Inc.
December 13, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE